news release

January 7, 2015

Radius Gold Proposes Change of Business to Investment Issuer

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it is proposing a change of business from a Mining Issuer to an Investment Issuer (the “Proposed COB”).

Summary of the Proposed COB

In light of the current state of the mineral exploration and mining sector and given the expertise and skill sets of the members of the Board of Directors and Management, the Management and Board of the Company believe that the ideal allocation of the Company’s working capital would be within the framework of a resources-focused investment company, while maintaining a limited number of mineral projects for direct exploration activities.  For those reasons, the Management and Board have proposed that the Company complete the Proposed COB.

There will be no changes in the Management or Board of Directors of the Company as a result of the Proposed COB.  The Proposed COB is an “arm’s length transaction” for the purposes of the TSX Venture Exchange (“TSXV”) and is subject to TSXV approval.  The Company will be applying to the TSXV for a waiver of the TSXV’s sponsorship and escrow requirements.

Proposed Investment Policy

As required by the TSXV’s listing requirements for an Investment Issuer, the Company will adopt an investment policy to govern its investment activities.  The investment policy will set out, among other things, the investment objectives and strategy based on the fundamental principles set out below.  The final investment policy will be posted on the Company’s website and filed on SEDAR prior to the completion of the Proposed COB.

Investment Objectives

The Company’s investment objectives are to seek:

a)

a high return on investment opportunities, primarily in the natural resources sector; and

b)

to preserve capital and limit downside risk while achieving a reasonable rate of return by focusing on opportunities with attractive risk to reward profiles.

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company’s investment portfolio.

Investment Strategy

In light of the numerous investment opportunities across the entire natural resources sector, the Company aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment.  This approach is demonstrated in the Company’s proposed investment strategy set out below.

Investment Sector:

Natural resources industry.  All commodities that can be classified as natural resources may be considered for investment purposes, including, but not limited to, minerals, metals, petroleum, forestry and industries that derive their value from natural resources, such as power generation, and technologies that are used in the natural resources sector such as drilling and surveillance.

Investment Types:

Equity, debt, royalties, income and commodity streams, derivatives and any other investment structures or instruments that could be acquired or created.

Commodities:

All commodities that comprise natural resources.  Such commodities may include, but are not limited to, precious metals, base metals, ferrous metals, nonferrous metals, industrial metals, non-industrial metals, agricultural minerals, industrial minerals, other minerals, oil, gas, water and forestry products.

Jurisdictions:

All countries are permissible depending on the risk assessment of the Board and Management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

Investment Size:

Unlimited, which may result in the Company holding a control position in a target corporation or possibly requiring future equity or debt financings to raise money for specific investments.

Investment Timeline:

Not limited.

Investment Targets:

Direct project investments either through direct equity in a project, or through a derivative interest such as a royalty, stream or other derivative facility.

Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or derivatives of natural resource assets.

Distressed situations where a change of management or other restructuring is required to realize the value of the asset.

Investment Review:

Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.

Liquidity:

Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio

The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

Subject to the availability of capital, the Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Investments

The Company’s current investments consist of:

•

2,826,394 common shares of B2Gold Corp.

•

1,007,406 common shares of Focus Ventures Ltd.

•

8,000,000 common shares and warrants to purchase an additional 2,000,000 common shares of Medgold Resources Corp.

•

9,866,376 common shares of Rackla Metals Inc.

•

$800,000 debenture convertible into a maximum of 16,000,000 common shares of Southern Silver Exploration Corp. (pending TSXV approval)

all of which are public companies.  Future investments by the Company will not be subject to TSXV approval unless it is a non-arm’s length transaction, involves the issuance of securities by the Company, or involves more than 50% of the Company’s working capital or management time.

Shareholder Approval

The Proposed COB requires the approval of the shareholders of the Company.  The Company will hold a meeting of its shareholders (the “Meeting”) in early 2015 to obtain this approval. A majority of shareholders present at the Meeting must approve the Proposed COB for it to proceed.

Further information regarding the Meeting and the Proposed COB will be contained in the management information circular to be prepared and mailed to the Company’s shareholders in respect of the Meeting.  A copy of the circular will also be filed on SEDAR.

Completion of the Proposed COB is subject to a number of conditions, including TSXV acceptance and shareholder approval.  The Proposed COB cannot close until the required shareholder approval is obtained.  There can be no assurance that the Proposed COB will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Circular to be prepared in connection with the Proposed COB, any information released or received with respect to the Proposed COB may not be accurate or complete and should not be relied upon.  Trading in the securities of the Company should be considered highly speculative.

The TSXV has in no way passed upon the merits of the Proposed COB and has neither approved nor disapproved the contents of this press release.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury and is looking for project acquisition and investment opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCQB-RDUFF

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

 Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Proposed COB.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, obtaining the approval of the Proposed COB by the Company’s shareholders and the TSXV; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration, development or investment goals; risks associated with investments in companies conducting such activities, the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations regarding whether the approval of the Proposed COB by the Company’s shareholders and the TSXV will be obtained; that the Company will identify and acquire suitable investments for the Company; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.